UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

------------------------------------------------------------------------
In the matter of

CSW Energy, Inc                                             REPORT FOR PERIOD
CSW International, Inc.                                      July 1, 2003 to
Columbus, Ohio 43215                                        September 30, 2003


File No.  070-9091                                         PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), and CSW International, Inc. ("CSW International"). The two companies are wholly owned subsidiaries of AEP Utilities, Inc.

Under HCAR 35-26887, CSW Energy and CSW International are authorized to enter into agreements to provide energy-related services to certain associate companies at fair market prices.

Attached is the information required pursuant to HCAR 35-26887.

(1) Consolidated Balance Sheets for CSW Energy and CSW International as of the relevant quarter end. Refer to Exhibits A and B, respectively.

(2) Consolidated Statements of Operations for CSW Energy and CSW International for the twelve months ended as of the relevant quarter end. Refer to Exhibits C and D, respectively.

(3) Name, owner, and location of each qualifying facility, independent power facility and foreign utility company served by CSW Energy and CSW International or subsidiaries thereof as specified in HCAR 35-26887. None.

(4) The amount of compensation received from each qualifying facility, independent power facility and foreign utility company. None.

(5) Information on intercompany service transactions as specified in HCAR 35-26887 between CSW Energy, CSW International and their respective subsidiaries. None.

                                S I G N A T U R E
                                -----------------


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy and CSW International have duly caused this report to be signed on their behalf on this 18th day of November, 2003.


                                                              CSW Energy, Inc.
                                                       CSW International, Inc.



                                                            /s/Wendy G. Hargus
                                                            ------------------
                                                               Wendy G. Hargus
                                                           Assistant Treasurer

                                                                            Exhibit A

                                  CSW Energy, Inc.
                                    Balance Sheet
                                 September 30, 2003
                                     (Unaudited)
                                      ($000's)


Assets
-------
Current Assets:
   Cash and Cash Equivalents                                                 $ 20,174
   Accounts Receivable                                                          1,953
   Prepaid Expenses and Other                                                     993
                                                                             ---------

               Total Current Assets                                            23,120
                                                                             ---------


Investments In and Advances to Energy Projects                                107,989
                                                                             ---------

Notes Receivable - Affiliate                                                   60,544
                                                                             ---------

Other Assets:
  Construction in Progress and Project Development Costs                        1,616
  Property, Plant, and Equipment, net                                         104,787
  Tax Benefit                                                                   3,832
  Other - net                                                                   4,514
                                                                             ---------

               Total Other Assets                                             114,749
                                                                             ---------

                  Total Assets                                               $306,402
                                                                             =========


Liabilities and Shareholder's Equity (Deficit)
----------------------------------------------

Current Liabilities:
   Accounts Payable                                                           $ 7,934
   Accrued Liabilities and Other                                                1,165
                                                                             ---------

               Total Current Liabilities                                        9,099

Notes Payable - Affiliate                                                     213,349
Long-term Debt                                                                 39,936
Deferred Income Taxes                                                          35,257
Other                                                                          23,888
                                                                             ---------

               Total Liabilities                                              321,529
                                                                             ---------

Shareholder's Equity (Deficit):
   Common Stock                                                                     1
   Additional Paid-In-Capital                                                  88,846
   Accumulated Deficit                                                       (103,974)
                                                                             ---------

               Total Shareholder's Equity (Deficit)                           (15,127)
                                                                             ---------

                  Total Liabilities and Shareholder's Equity (Deficit)       $306,402
                                                                             =========

                                                                                        Exhibit B

                                     CSW International, Inc.
                                    Consolidated Balance Sheet
                                         September 30, 2003
                                           (Unaudited)
                                             ($000's)

ASSETS
Current Assets:
        Cash and Cash Equivalents                                                          $ 1,740
        Accounts Receivable - Affiliated (net)                                                 139
        Prepayments and Other                                                                   18
                                                                                          ---------
              Total Current Assets                                                           1,897
                                                                                          ---------

Other Assets:
        Deferred Tax Benefit                                                                89,054
        Other                                                                                  372
                                                                                          ---------
              Total Other Assets                                                            89,426
                                                                                          ---------

              Total Assets                                                                $ 91,323
                                                                                          =========

LIABILITIES AND CAPITALIZATION

Current Liabilities:
        Accounts Payable                                                                  $ 13,780
        Advances from Affiliates                                                            44,054
        Accounts Payable - Affiliated                                                        1,697
        Accrued Taxes Payable                                                               34,065
                                                                                          ---------
              Total Current Liabilities                                                     93,596
                                                                                          ---------

Other Deferred Credits                                                                         653
                                                                                          ---------

Capitalization:
        Common Stock                                                                             1
        Paid-in Capital                                                                    179,316
        Accumulated Deficit                                                               (182,243)
                                                                                          ---------
              Total Capitalization                                                          (2,926)
                                                                                          ---------



              TotaL Liabilities and  Capitalization                                       $ 91,323
                                                                                          =========

                                                                                  Exhibit C
                                     CSW Energy, Inc.
                                  Statement of Operations
                      For the Twelve Months Ended September 30, 2003
                                        (Unaudited)
                                         ($000's)

OPERATING REVENUE:
            Electric Revenues                                           $ 11,764
            Equity in Income from Energy Projects                         14,547
            Operating and Maintenance Contract Services                   14,179
            Other                                                            992
                                                                      -----------
                      Total Operating Revenue                             41,482


OPERATING EXPENSES:
            Fuel                                                              25
            Operating, Maintenance and Supplies                            8,732
            Depreciation and Amortization                                  8,477
            Salaries, Wages and Benefits                                   6,151
            Construction Contract Expenses                                   564
            General and Administrative Expenses                           18,658
            Operating, Maintenance Contract Services                         410
                                                                      -----------
                      Total Operating Expenses                            43,017

LOSS FROM OPERATIONS                                                      (1,535)

OTHER INCOME (EXPENSE):
            Interest Income                                                3,681
            Interest Expense                                              (6,962)
            Provision for Asset Impairment                               (81,815)
            Other, net                                                     2,104
                                                                      -----------
                      Total Other Expense                                (82,992)

LOSS  BEFORE INCOME TAXES                                                (84,527)

INCOME TAX BENEFIT                                                       (38,677)
                                                                      -----------

LOSS  BEFORE DISCONTINUED OPERATIONS AND
   CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                (45,850)

DISCONTINUED OPERATIONS, NET OF TAX                                     (164,037)

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX                          (120)
                                                                      -----------

NET LOSS                                                              $ (210,007)
                                                                      ===========

                                                                                Exhibit D

                                CSW International, Inc.
                                Statement of Operations
                     For the Twelve Months Ended September 30, 2003
                                      (Unaudited)
                                        ($000's)



              Operating Revenues - Equity Earnings                                $ 5,334

              Operating Expenses:
                 General and Administrative                                         6,927
                                                                               -----------

              Operating Loss                                                       (1,593)
                                                                               -----------

              Other Income (Expense):
                 Investment Income                                                  1,254
                 Unrealized Loss on Derivatives                                   (34,621)
                 Provision for Investment Value Impairment Losses                (238,617)
                 Interest Income                                                    3,158
                 Interest Expense                                                    (268)
                 Other                                                                645
                                                                               -----------
                      Total Other Expense                                        (268,449)

              Loss Before Income Taxes                                           (270,042)

              Income Tax Benefit                                                  (79,693)
                                                                               -----------

              Net Loss                                                         $ (190,349)
                                                                               ===========